October 26, 2005

Via EDGAR

Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Lincoln Bancorp (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
File No. 000-25219

Dear Mr. Wilson:

This letter is in response to the Staff’s comments in the letter dated September 29, 2005 regarding the above-referenced filings, which was received by the Company on October 14, 2005. The Staff’s comments are reproduced below and followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures, page 36

Comment:

1.  We note that your Chief Executive Officer and Treasurer have concluded your disclosure controls and procedures are effective “to the best of their knowledge” and “except as provided below”. Given the exceptions noted, it remains unclear whether your Chief Executive Officer and Treasurer have concluded that your disclosure controls and procedures are effective as of December 31, 2004. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Treasurer on the effectiveness of your disclosure controls and procedures. You should not qualify your statement that your disclosure controls and procedures are effective by the additional statement, “except as provided in the next paragraph.” That is to say they are effective except to the extent they are not effective. We refer you to Exchange Act Rule 13a-15, Item 307 of Regulation S-K and SEC Release No. 33-8238.

Response:

After further evaluation in light of your comment, we propose to revise the disclosures in Item 9A of the Form 10-K to state that the Company’s disclosure controls and procedures were ineffective as of December 31, 2004. We intend to file an amendment to the Form 10-K to amend Item 9A as set forth in Exhibit A to this letter (Exhibit A includes revisions made to Item 9A in response to this Comment 1 and Comments 3, 4 and 5 below).

Comment:

2.  In light of the fact that a material weakness existed with respect to the lack of timely reconciliation of your primary correspondent account, disclose in reasonable detail the basis for your officers’ conclusions that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Further, disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that you have taken to remediate the material weakness.

Response:

As addressed in our response to Comment 1 above, we have concluded that our disclosure controls and procedures were ineffective as of December 31, 2004. The material weakness identified by management and the Company’s independent auditors was the lack of timely reconciliation of the primary correspondent checking account of Lincoln Bank, a wholly owned subsidiary of the Company (the “Bank”). An items processing conversion took place on November 1, 2004, that resulted in cash letter differences that could not be reconciled by December 31, 2004. This resulted in other reconciling items in the primary correspondent checking account not being cleared timely by December 31, 2004. Compounding the situation was the system conversion on November 13, 2004, in connection with the Company’s recent acquisition of First Shares Bancorp, Inc. (“First Shares”) and the departure of First Shares’ Chief Financial Officer. Management reviewed the correspondent account reconciliation problem with the Audit Committee and implemented procedures and plans to timely reconcile the account. The Bank’s staff members received additional training and staffing levels were adjusted. We added edit checks to our processing system, we made changes to specifications of items being processed and we added processing procedure changes that dramatically reduced the number of exceptions being researched. As of the filing date of Form 10-K, material account reconciliations were current as of December 31, 2004. Therefore, we believe that our disclosure controls and procedures were effective as of the filing of the Form 10-K on March 31, 2005. In addition, on April 11, 2005 we hired a Director of Accounting and Reporting to strengthen and oversee our accounting controls and disclosures as well as our internal and external reporting.

Comment:

3.  We note your disclosure that, “there have been no significant changes in the Holding Company’s internal controls or in other factors that could significantly affect the internal controls, including any corrective action with regard to material weakness, other than the matter disclosed in the paragraph above.” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

We have revised the response as suggested and the revised disclosure is included in Exhibit A.

Comment:

4.  We note the effectiveness of your disclosure controls and procedures were evaluated by your Treasurer instead of a Chief Financial Officer. Tell us whether your Treasurer would be considered a principal financial officer or person performing similar functions and evaluated your disclosure controls and procedures in absence such persons. If this is correct, revise your disclosure to clarify. If not, explain why your Chief Financial Officer did not evaluate the effectiveness of your disclosure controls and procedures. We refer you to Exchange Act Rule 13a-15(b)(2)(c).

Response:

The Company’s officer with the title “Treasurer” is the Company’s principal financial officer and we will revise the disclosures in the amendment to the Form 10-K to clarify this as set forth in Exhibit A.

Comment:

5.  Your disclosure states that the evaluation of the effectiveness of the disclosure controls and procedures was performed on the holding company. Tell us whether this evaluation included determining the effectiveness of the disclosure controls and procedures for the consolidated company, including any subsidiaries of the holding company.

Response:

The reference to the Holding Company was intended to refer to Lincoln Bancorp and its subsidiaries on a consolidated basis, and we have revised the disclosures in Exhibit A to make that clearer.

Exhibit 13: 2004 Annual Report

Note 4: Investment Securities, pages 30-31

Comment:

6.  We note that you have recognized $868,000 and $974,000 of unrealized losses on your investment securities as of December 31, 2004 and 2003, respectively. We further note that $663,000 and $821,000 of these unrealized losses have been in a loss position for greater than 12 months at December 31, 2004 and 2003, respectively. Considering these securities have been in a loss position for greater than 12 months at each period end, tell us how you considered SFAS 115, paragraph 16, EITF 03-1 and SAB 59 in determining that these unrealized losses were temporary. Please provide the requested analysis on all significant components of your federal agencies and corporate obligations securities on an individual basis. Further, based on your disclosures in your June 30, 2005 Form 10-Q, we note you recognized $292,420 of losses on investment securities during the quarter. Explain how you determined that these losses were other-than-temporary in this period. Also, tell us the amount of unrealized losses that have been in a loss position for greater than 12 months as of June 30, 2005.

Response:

The Company evaluates all securities quarterly to determine if any unrealized losses are deemed to be other than temporary. In completing these evaluations the Company follows the requirements of paragraph 16 of SFAS No. 115, EITF 03-1 and Staff Accounting Bulletin 59. Additionally, for the quarter ended June 30, 2005 the Company considered the proposed FASB Staff Position FAS 115-1.

Factors considered in our determination of impairment include the duration and severity of a security’s unrealized loss, the underlying cause of the unrealized loss (interest rate environment, credit rating changes, regulatory or other difficulties of the issuer, etc.), as well as the prospect for a change in market value within a reasonable period of time and our assessment as to whether we will be able to collect all amounts due according to the contractual terms of a debt security.

The investment security losses realized during the first six months of 2005 were offset by gains totaling $204,302 for a net loss of $292,420. The losses resulted from the sales of the following securities.

Security Description	Interest or Coupon Rate	Maturity Date	Principal Amount Sold	Loss on Sale
FHLMC	2.00	6/09/06	2,952,030	47,970
FHLMC	2.00	6/30/06	1,473,675	26,325
Fed Farm Cred	1.88	6/16/06	981,930	18,070
Fed Home Ln	2.24	1/23/07	1 ,952,820	47,180
Fed Home Ln	2.58	1/24/07	979,590	20,410
Fed Home Ln	2.50	8/11/06	1,380,624	19,376
Fed Home Ln	4.00	11/17/09	1,886,149	12,782
Fed Natl Mtg.	2.00	6/09/06	4,428,045	69,650
US Treas Note	1.625	9/30/05	3,984,531	12,465
FHLMC Gold	4.00	3/01/08	1,548,229	23,518
FHLMC Gold	4.00	3/01/08	442,351	6,017
FHLMC Gold	4.50	1/01/08	651,122	5,867
FNMA Arms	3.62	1/01/34	1,246,701	13,301
FNMA Arms	3.422	2/01/34	1,401,106	22,905
GMAC	5.625	5/15/09	459,735	50,282
FHLB Step	3.30	5/24/06	2,994,600	5,400
FNMA Arms	4.155	9/01/33	4,942,142	64,519
FNMA Arms	3.936	8/01/28	2,890,911	30,685
Total			36,596,291	496,722

All of the above debt securities were evaluated in previous quarters for other-than-temporary impairment. No impairment charges were taken on the above securities because our assessment indicated that the cause of the market depreciation was primarily the change in interest rates and that we would have been able to hold such securities until maturity. Our decision to subsequently sell these securities prior to maturity was based on our need for liquidity to reduce debt levels although we had the financial ability to hold these securities with losses. These securities were selected for sale based on their low yield versus other securities we owned. The decision to sell these securities was made and approved by the board of directors on June 21, 2005.

At June 30, 2005 the following securities had been in a continuous loss position for 12 months or more.

Security Description	Interest or Coupon Rate	Maturity Date	Principal Amount	Unrealized Loss 12-31-04	Unrealized Loss 6-30-05
WAMU	4.0744	10/25/33	2,000,000	17,623	11,383
BankBoston	3.97	6/08/28	4,000,000	85,520	89,963
Chase Cap	3.835	8/01/28	3,000,000	122,377	142,829
Countrywide	6.875	9/15/05	1,000,000	4,665	1,194
Huntington	3.89	2/01/27	3,000,000	171,689	213,255
KeyCorp	3.84	7/01/28	1,000,000	38,687	44,692
Brown Co S	2.50	1/05/09	110,000	396	1,085
Clark-Pleas	5.00	7/05/08	265,000	3,145	3,052
Nineveh	4.95	1/15/16	205,000	4,174	3,132
Highlnd Vil	5.00	8/15/17	350,000	2,445	4,579
Total			14,930,000	450,721	515,164

The above securities were included in our evaluation for other-than-temporary impairment as of June 30, 2005. We determined that an impairment charge was not required on any of these securities because the unrealized loss on $11,930,000 of the above securities at June 30, 2005 was not considered sufficiently severe for further consideration, in that it was less than 5 percent of the carrying value of the security. Additionally, a trust preferred debt security included in the above table totaling $3,000,000 that had a maturity greater than 12 months and an unrealized loss of greater than 5 percent of the security’s carrying value was deemed to not have other-than-temporary impairment. The evidence and basis for our conclusion included the impact the increase in interest rates had on the debt security, the financial viability of the issuer, our ability to hold the security to maturity to allow for any anticipated recovery in market value, and the absence of any decision by us to sell the security at June 30, 2005.

In addition to the above evidence, we reviewed the financial condition and near-term prospects of the entities underlying all the trust preferred securities above, and which have guaranteed the amounts owed by the issuing trusts, are satisfactory. The entities had Tier 1 risk-based capital ratios of 7.7 percent to 8.5 percent at June 30, 2005.

Comment:

7.  We note that you have accounted for your 99% limited partnership in Bloomington Housing Associates L.P. using the equity method. Please explain how you evaluated FIN 46(R) in determining that this limited partnership is not subject to consolidation according the provisions of this Interpretation. As part of your response, please address the following.

•
Tell us how you evaluated paragraph 5 of FIN 46(R) in concluding whether the limited partnership is a variable interest entity under this Interpretation. Please provide a complete analysis of this provision as it relates to your limited partnership and be as detailed as possible in your response.

•
Tell us the structure of the limited partnership. In this respect, clarify all parties involved in this partnership and the nature of your relationship with each party. Specifically, identify the general partner and whether there are any other limited or operational partners in this partnership.

•	Clarify the general partner’s interest in the partnership and whether the general partner has an equity investment at risk in the partnership.

•	Tell us whether the partnership paid any syndication fees, acquisition fees, or development fees to the general partner.

•
Clarify whether you have protective and/or substantive participating rights in the partnership as defined by EITF 96-16. In this respect, also clarify who performs the day-to-day management of the operations of the partnership.

•	If you have determined that your investment in the limited partnership is a variable interest entity, explain how you evaluated paragraph’s 14 and 15 of FIN 46(R) to determine the primary beneficiary.

•
Notwithstanding your analysis under FIN 46(R), please explain how you concluded that you do not control the partnerships in light of your 99 percent ownership interest. Refer to paragraph 10 of SOP 78-9. Please include a summary of your rights and obligations compared to those of the general partner in your response.

Response:

Bloomington Housing Associates L.P. (LP) was organized to build, own and operate affordable (low-income) housing apartment complexes. We invested in LP to obtain the tax credits generated by LP and we expect little or no economic benefit from the investment other than the expected tax benefits. The only other investor in LP is the general partner, Buckingham Realty & Development Corporation (“Buckingham”). Buckingham is joined by Sheehan Construction Company, Inc. (“Sheehan”) as the general partner, although Sheehan has no equity in LP. We are not related to Buckingham or Sheehan. Sheehan subsequently resigned as a general partner.

We determined that LP was a variable interest entity (“VIE”). LP has an insufficient amount of equity to permit it to finance its activities without additional subordinated financial support provided by other parties, we are unable to make decisions about LP’s activities that have a significant effect on LP’s success, and LP does not have equity to absorb its losses. LP’s general partner is not considered a holder of an equity investment at risk (the general partner holds 1 percent of the total partnership equity) and the general partner is responsible for the day-to-day operational decisions.

We concluded we are not the controlling partner. We do not have the right to replace the general partner. While certain activities may require our approval (see table below), the general partner has the day-to-day management responsibilities of the LP. The general partner is a real estate developer and management company. The general partner performs the day-to-day management of the operations of the LP. LP has paid construction and development fees of $360,000 and $420,000 to the general partner, as well as incentive development fees. Additionally, LP pays the general partner a property management fee of 5 percent of the gross rents collected.

The general partner is prohibited from selling, transferring or encumbering their interests without prior approval from the limited partner. Therefore, the general partner and the limited partner are considered to be related parties pursuant to the Interpretation’s de facto agent provisions. Since the aggregate variable interests held by the related parties would, if by held by a single party, identify that party as the primary beneficiary, a determination must be made as to which member of the related party group should consolidate the VIE. The member of the related party group that is most closely associated with the VIE should be identified as the primary beneficiary. Factors considered by us in determining the primary beneficiary were as follows:

•
The relationship and significance of the activities of LP to us and the general partner. The activities of LP are the production and delivery of affordable housing to residents (not the generation of tax losses and credits) and the relationship of those activities are very closely aligned to those of the general partner, a real estate developer and management company whose primary business is the development and operation of affordable housing projects.

•	Our exposure to LP’s expected losses is limited to the amounts invested by us.

Additionally, we considered our rights and obligations and those of the general partner. The following summarizes the more significant of those.

Right or Obligation Attributed to
Rights and Obligations	Limited Partner	General Partner

Approval of the admission of additional limited or general partners	No	Yes
Unlimited liability for the repayment of LP’s debt and other obligations	No	Yes
Liability limited to contributed capital	Yes	No
Effect or enter into an agreement to effect a capital transaction, including debt refinancing	No	Yes
Enter into, amend or terminate and agreement between LP and any affiliate of the general partner	No	Yes
Except as specifically provided in the partnership agreement the control of LP is vested in the general partner	No	Yes
Except as specifically provided in the partnership agreement Lincoln shall not participate in the control or management of the business of LP	No	Yes
Limited partner’s interest may be terminated or the limited partner expelled	No	Yes
The general partner or its affiliates may contract with LP	No	Yes
Time to be devoted by the general partner to LP is at the general partner’s discretion	No	Yes
Funding of deficits by the general partner during the first three years of the partnership	No	Yes
Priority of sales proceeds	Yes	No

Based upon the above factors, we determined LP should be consolidated by the general partner and we would continue to account for our investment in LP on the equity basis and not consolidate LP. This conclusion is consistent with the conclusion reached prior to the adoption of FIN 46(R) based on EITF Issue No. 96-16 and SOP 78-9. The substantive participating rights of LP allow the general partner to effectively participate in certain corporate actions, including setting the management and other fees paid by the LP to the general partner, and establishing LP’s operating and capital decisions in the ordinary course of business. Additionally, paragraph 10 of SOP 78-9 states that the noncontrolling limited partners should account for their investments by the equity method.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Item 4. Controls and Procedures, page 18

Comment:

8.  We note your disclosure here and on page 15 of your Form 10-Q for the quarterly period ended March 31, 2005 that your officers’ have concluded that your “disclosure controls and procedures were adequate.” Based on this disclosure, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

Response:

The remediation of the material weakness discussed in the response to Comments 1 and 2 above was completed prior to the last day of the quarterly periods ended March 31, 2005 and June 30, 2005. We intend to amend the Form 10-Qs for the quarters ended March 31, 2005 and June 30, 2005 to state the conclusion that the disclosure controls and procedures were effective as of those respective dates. The disclosures we propose to include in the amendments are set forth in Exhibit B and Exhibit C to this letter.

Comment:

9.  We note that your disclosure controls and procedures “are designed to ensure that material information relating to the Company would be made known to such officers by others within the Company on a timely basis” in this filing and page 15 of your Form 10-Q for the quarterly period ended March 31, 2005. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms. We refer you to Exchange Act Rule 13a-15(b)(2)(e).

Response:

We will make the revisions in the amendments to the Form 10-Qs for the quarters ended March 31, 2005 and June 30, 2005, and the disclosures we propose to include are set forth in Exhibit B and Exhibit C.

Comment:

10.  We note that your disclosure that there “were no significant changes in the Company’s internal control” here and on page 15 of your Form 10-Q for the quarterly period ended March 31, 2005. Explain how your certifying officers’ made this determination considering the material weakness identified in your December 31, 2004 Form 10-K. Clarify why any changes implemented to remediate your material weakness were not considered significant.

Response:

We will revise the disclosures to address the changes implemented to remediate the material weakness in the Form 10-Q for the quarter ended March 31, 2005, as set forth in Exhibit C.

* * * * *

On behalf of the Company, we hereby acknowledge in connection with the responses contained in this letter that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss our responses to your comments with you if you have any further questions. Please contact John Baer at 317-839-6539.

Sincerely,

/s/ Jerry R. Engle
Jerry R. Engle
President and Chief Executive Officer

/s/ John M. Baer
John M. Baer
Secretary and Treasurer

Exhibit A

Proposed Amended Disclosure to 2004 Form 10-K

Item 9A. Controls and Procedures.

An evaluation was carried out under the supervision and with the participation of the Holding Company’s management, including its Chief Executive Officer and Treasurer, of the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) of the Holding Company on a consolidated basis as of the end of the fourth quarter of the 2004 fiscal year covered by this report. Based on their evaluation, the Holding Company’s Chief Executive Officer and Treasurer, who is the Holding Company’s principal financial officer, have concluded that the Holding Company’s disclosure controls and procedures were ineffective in ensuring that information required to be disclosed by the Holding Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Subsequent to December 31, 2004, management identified a deficiency in internal controls over financial reporting, as described below, that constituted a material weakness.

With respect to the last quarter of 2004, management and our independent registered public accounting firm noted a material weakness in the design or operation of the Company’s internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. The material weakness identified by management and our independent auditors was the lack of timely reconciliation of the Company’s primary correspondent account. Management of the Company has reviewed this item with the Audit Committee of the Board and has implemented procedures and plans to timely reconcile the correspondent account. As a result, the Bank’s staff members received additional training and staffing levels were adjusted. We added edit checks to our processing system, we made changes to specifications of items being processed and we added processing procedure changes that dramatically reduced the number of exceptions being researched. As of the filing date of this Form 10-K for the 2004 fiscal year, material account reconciliations are current as of December 31, 2004. Therefore, we believe that our disclosure controls and procedures are effective as of the filing of this Form 10-K. In addition, we are hiring a Director of Accounting and Reporting to strengthen and oversee our accounting controls and disclosures as well as our internal and external reporting.

The Holding Company’s management, including its Chief Executive Officer and Treasurer, also have concluded that during the Holding Company’s fiscal quarter ended December 31, 2004, other than the matters disclosed in the preceding paragraph, there have been no changes in the Holding Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit B

Proposed Amended Disclosure in Form 10-Q for Quarter Ended June 30, 2005

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. The Company’s chief executive officer and chief financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Sections 13a-15(e) and 15d-15(e) of the regulations promulgated under the Securities Exchange Act of 1934, as amended), as of the end of the most recent fiscal quarter covered by this quarterly report (the “Evaluation Date”), have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

(b) Changes in internal controls. There were no changes in the Company’s internal control over financial reporting identified in connection with the Company’s evaluation of controls that occurred during the Company’s last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit C

Proposed Amended Disclosure for Form 10-Q for the Quarter Ended March 31, 2005

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. The Company’s chief executive officer and chief financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Sections 13a-15(e) and 15d-15(e) of the regulations promulgated under the Securities Exchange Act of 1934, as amended), as of the end of the most recent fiscal quarter covered by this quarterly report (the “Evaluation Date”), have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

(b) Changes in internal controls. During the quarter ended March 31, 2005, a material weakness in the design of the Company’s internal controls was identified in that there was a lack of timely reconciliation of the primary correspondent account of Lincoln Bank, a wholly owned subsidiary of the Company. This weakness was disclosed in the Company’s Form 10-K for the 2004 fiscal year. Except for this material weakness, which was remediated prior to March 31, 2005, there were no changes in the Company’s internal control over financial reporting identified in connection with the Company’s evaluation of controls that for the quarter ended March 31, 2005, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.